Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2010

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 MARCH 2010

OPERATIONS

Cash receipts from testing customers during the quarter ended 31 March 2010 were $1.73 million.  Revenues from the Company’s profiling testing area continue to exceed budget expectations, whilst revenues from the animal testing and reproductive services businesses remained below budget.  Changes to the structure of the Company’s animal businesses are currently being formulated which it is hoped will deliver increased revenues via the use of new sales channels whilst at the same time reducing the associated costs.

Encouragingly, whilst total revenues from operations have fallen below budget, cost reduction and containment initiatives implemented during the year-to-date have resulted in a positive variance of almost $2.75 million in overall costs incurred by the Company, as compared to budget.

Acquisition of BREVAGen™ Breast Cancer Test and other assets

On 14 April 2010, the Company announced that it had acquired certain assets from US-based Perlegen Sciences, Inc. (“Perlegen”) with the main asset being the BREVAGen™ breast cancer risk test.  In addition to the BREVAGen™ test, GTG acquired a suite of granted patents valid to 2022 which augment and extend GTG’s current non-coding patent portfolio.

BREVAGen™ is a diagnostic test that informs clinicians and patients about individual, non-familial, sporadic risk of breast cancer for women where a breast biopsy outcome is indeterminate.  In the US, there are 1.6 million biopsies taken every year for breast cancer and about 1 million of these are indeterminate, representing a potential market of up to US$400 million to US$500 million.  This product fulfils an unmet need by better classifying women at moderate risk of breast cancer who would potentially benefit from preventive therapy or more intensive monitoring.  Preventive therapy has been shown to be 50 percent successful in preventing cancer in at-risk women.  The test combines population risk factors based on the Gail Score with validated genetic risk factors to give an integrated, personalised breast cancer risk assessment.

BREVAGen™ is the first test of its kind to give women a cost effective personal assessment of their sporadic risk of breast cancer.  The existing treatment guidelines of the American Cancer Society and American Society of Clinical Oncologists stipulate that a physician is to be guided by risk measures to determine the five year and lifetime risk of getting cancer.  Existing risk assessments such as the Gail Score are acknowledged to have shortcomings in intermediate risk patients.  BREVAGen™ will supply personalised genetic information to make these assessments more robust, enabling better treatment decisions and patient outcomes.  To date, there have been over 20 published studies on BREVAGen™ based on studies of over 50,000 women including a peer reviewed publication in 2007 in Nature.

GTG intends to launch the BREVAGen™ test first in the US and Australia in the second half of calendar 2010, followed by a worldwide rollout.  The proposed rollout has been market researched and mapped; with the marketing collateral compiled and being prepared for deployment.  GTG has already identified first customers and key opinion leaders, and a US reimbursement strategy is in place.

The assets acquired by Genetic Technologies not only include the BREVAGen™ breast cancer risk genetic test but also a global patent suite which augments and extends GTG’s current non-coding patent portfolio.  As the new owner of these patents, GTG is free to incorporate these rights to extend the Company’s licensing assertion program.  The non-coding portfolio acquired from Perlegen has a patent life extending out to 2022.

The acquisition follows due diligence and the previously announced exclusive option agreement for the purchase of Perlegen Sciences’ assets, including BREVAGen™.  Following the successful completion of the capital raising, as detailed below, and the acquisition of the various assets, Genetic Technologies can now start to deploy the product, assets and rights worldwide.

1

LICENSING AND IP

The Company’s intellectual property portfolio continues to strengthen, with 101 patents having now been granted and a further 62 which are pending.

On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties are Beckman Coulter Inc., Monsanto Inc., Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.  Settlement discussions with a number of these parties have already commenced.

The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC., a full-service intellectual property law firm which has in the past successfully asserted and defended GTG’s intellectual property rights globally and has assembled a team of six partners and associates to support the case.  Genetic Technologies has put in place arrangements pursuant to which the Company believes that the patent infringement suit should not have a material adverse impact on its finances.

The pursuit of licenses in jurisdictions other than the USA, principally Europe, is continuing.

RESEARCH AND DEVELOPMENT

The Company’s three research programs have all met their respective milestones this year, progressing further towards commercialisation.

•                  The RareCellect group has successfully tested the performance of a novel prototype sampling device to recover fetal genetic material from the cervical canal in a pilot scale clinical study.  Two further patent applications have been filed relating to the recovery of fetal genetic material from the cervix.  Discussions with several large international companies interested in pursuing potential commercial collaborations are continuing into a due diligence / term sheet phase.

•                  The planned ImmunAid proof of concept trial is currently progressing through the planning phase in conjunction with a US oncology-focused institution.  Early stage commercial discussions with institutional and commercial partners continue.

•                  Following on from the in vitro studies as part of the Company’s Nematode project, several of the novel anti-parasitic compounds produced in conjunction with MLA have been sent under material transfer agreement to selected potential commercialisation partners for their review.  The Company is currently in the process of assessing the commercial application of these compounds.

CORPORATE MATTERS

On 14 April 2010, the Company announced that it had issued by way of private placement a total of 29,960,351 ordinary shares in the Company.  The placement involved the issue of 27,940,530 ordinary shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses.  The remaining 2,019,821 ordinary shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen Sciences, Inc. (“Perlegen”), as detailed above.

All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  The majority of the net cash proceeds raised from the placement were used by the Company to purchase certain assets from Perlegen that collectively comprise a proprietary breast cancer diagnostic product known as “BREVAGen”, as detailed above.

2

CORPORATE MATTERS (cont.)

Following the issue of the above shares, the total number of ordinary shares on issue had increased to 404,605,152.  Also during the quarter ended 31 March 2010, a total of 600,000 options over ordinary shares in the Company expired.  As a result, there are 3,300,000 options outstanding as at the date of this Report.

Signed on behalf of Genetic Technologies Limited

Dated this 28th day of April, 2010
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 MARCH 2010

Consolidated statement of cash flows

			Current quarter (March 2010) $A	Year to date (nine months) $A
		Cash flows related to operating activities
1.1		Receipts from customers	1,732,596	6,406,930
1.2	Payments for	(a) staff costs	(1,596,358)	(4,988,258)
		(b) advertising and marketing	(107,164)	(262,742)
		(c) research and development	(49,500)	(187,122)
		(d) leased assets	—	—
		(e) other working capital	(1,433,068)	(5,417,464)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	50,575	179,111
1.5		Interest and other costs of finance paid	(23,866)	(71,921)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	572,128
		Net operating cash flows	(1,426,785)	(3,769,338)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

		Current quarter (March 2010) $A	Year to date (nine months) $A
1.8	Net operating cash flows (carried forward)	(1,426,785)	(3,769,338)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(26,943)	(125,811)
	e) other non-current assets	—	(9,897)
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	295,195
	c) intellectual property	—	—
	d) physical non-current assets	—	—
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	(26,943)	159,487
1.14	Total operating and investing cash flows	(1,453,728)	(3,609,851)
	Cash flows related to financing activities
1.15	Proceeds from the issue of shares	—	—
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings from third parties	—	—
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	(56,761)	(167,375)
	Net financing cash flows	(56,761)	(167,375)
	Net increase / (decrease) in cash held	(1,510,489)	(3,777,226)
1.21	Cash at beginning of quarter / year to date	5,559,666	7,826,902
1.22	Exchange rate adjustments	8,992	8,493
1.23	Cash at end of quarter	4,058,169	4,058,169

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	244,895

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $59,950 paid to Directors during the quarter  in respect of fees and superannuation.  The amount also includes rental and outgoings of $159,945 for the Melbourne laboratory premises paid to an entity associated with a former Director and major shareholder, in addition to $25,000 in consulting fees paid in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	2,500,000	440,671

Reconciliation of cash

Reconciliation of cash at the end of the quarter

(as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (March 2010) $A	Previous quarter (December 2009) $A
4.1	Cash on hand and at bank	1,558,169	2,559,666

4.2	Term deposits	2,500,000	3,000,000

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	4,058,169	5,559,666

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal (note)

5.4	Total net assets

5.5	Nature of business

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 28 April 2010
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

Notes

1.                         The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                         The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•                  6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•                  9.2 - itemised disclosure relating to acquisitions

•                  9.4 - itemised disclosure relating to disposals

•                  12.1(a) - policy for classification of cash items

•                  12.3 - disclosure of restrictions on use of cash

•                  13.1 - comparative information

3.                         Accounting Standards.  ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.